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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                                 SODAK GAMING, INC.
                                  (Name of Issuer)



                           Common Stock, $.001 par value
                           (Title of Class of Securities)



                                    833777 10 5
                                   (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))


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                                                              Page 2 of 5 pages

                                    SCHEDULE 13G
                                    ------------


CUSIP NO.  833777 10 5


1.   NAME OF REPORTING PERSON

     Michael G. Wordeman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  [__]
                                                        (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen

     USA
                    5.   SOLE VOTING POWER - 3,393,374
     NUMBER OF           (Includes 1,600 shares held by the Ryan and Robert
      SHARES             Wordeman Trusts collectively, and 75,774 options
                         currently exercisable by Mr. Wordeman)
     BENEFICIALLY   6.   SHARED VOTING POWER - None
       OWNED BY
        EACH
     REPORTING      7.   SOLE DISPOSITIVE POWER - None
      PERSON
      WITH          8.   SHARED DISPOSITIVE POWER - 3,393,374
                         (Includes 1,600 shares held by the Ryan and Robert
                         Wordeman Trusts collectively, and 75,774 options currently exercisable by Mr. Wordeman)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,393,374 (Includes 1,600 shares held by the Ryan and Robert Wordeman Trusts collectively, and 75,774 options currently exercisable by Mr. Wordeman)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.9%

12.  TYPE OF REPORTING PERSON*
     IN


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                                                             Page 3 of 5 pages

ITEM 1(a).  NAME OF ISSUER
            Sodak Gaming, Inc. (the "Issuer"), Common Stock, par value $.001


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            5301 South Highway 16
            Rapid City, South Dakota  57701

ITEM 2(a).  NAME OF PERSON FILING
            Michael G. Wordeman

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE
            5301 South Highway 16
            Rapid City, SD  57701

ITEM 2(c).  CITIZENSHIP
            USA

ITEM 2(d).  TITLE OF CLASS OF SECURITIES
            Common Stock, $.001 par value

ITEM 2(e)   CUSIP NUMBER
            833777 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13(d)-2(b), CHECK WHETHER THE PERSON FILING IT IS A:

     (a)  [   ]     Broker or Dealer registered under Section 15 of the Act

     (b)  [   ]     Bank as defined in section 3(a)(6) of the Act

     (c)  [   ]     Insurance Company as defined in section 3(a)(19) of the Act

     (d)  [   ]     Investment Company registered under section 8 of the
                    Investment Advisers Act of 1940

     (e)  [   ]     Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940

     (f)  [   ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund

     (g)  [   ]     Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G)

     (h)  [   ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



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                                                              Page 4 of 5 pages

ITEM 4.   OWNERSHIP

     (a)  Amount Beneficially Owned:  3,393,374


     (b)  Percent of Class:  14.9%


     (c)  Number of Shares as to Which Such Person Has:

          (i) sole power to vote or to direct the vote: 3,393,374. Includes 1,600 shares held by Ryan and Robert Trusts, collectively, and 75,774 options currently exercisable by Mr. Wordeman.

          (ii) shared power to vote or to direct the vote:  none.

          (iii sole power to dispose or to direct the disposition of:
               3,393,374. Includes 1,600 shares held by the Ryan and Robert Trusts, collectively, and 75,774 options currently exercisable by Mr. Wordeman.

          (iv) shared power to dispose or to direct the disposition of:  none.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable

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                                                              Page 5 of 5 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998



                                      /s/ Michael G. Wordeman
                                     -----------------------------------
                                     Michael G. Wordeman